Exhibit 99.1

ReneSola Announces Receipt of a Preliminary Non-Binding Proposal and
Formation of Special Committee to Consider Strategic Transactions

SHANGHAI, June 14, 2017 -- ReneSola Ltd (“ReneSola” or the “Company”) (www.renesola.com) (NYSE: SOL), a leading fully integrated solar project developer and provider of energy-efficient products, today announced that its board of directors (the “Board”) has received a preliminary non-binding proposal (“Proposal”), dated June 13, 2017, from Mr. Xianshou Li, the Company’s Chairman and Chief Executive Officer (“Mr. Li”), to acquire the Company’s manufacturing business (including polysilicon, solar wafer and solar module manufacturing) and LED distribution business (together, the “Acquired Businesses”) and assume related indebtedness. The Proposal estimates the value of the Acquired Businesses, net of assumed indebtedness, to be approximately negative US$81 million, and contemplates that in exchange for, among other things, the assumption by Mr. Li of such indebtedness, the Company would issue additional American depositary shares (each representing 10 shares of the Company, “ADS”) to Mr. Li at US$4.50 per ADS. If the transactions contemplated by the Proposal are consummated, the Company’s remaining businesses would be focused primarily on solar project development.

The Board has formed a special committee consisting of Mr. Martin Bloom, Mr. Tan Wee Seng, Ms. Julia Xu and Mr. Weiguo Zhou, each an independent director, to consider the Proposal and other alternatives available to the Company, and has granted the special committee the authority to consider, review, evaluate and, if appropriate, negotiate a strategic transaction on behalf of the Company, in order to maximize shareholder value. The special committee will conduct this process with the assistance of financial advisor and legal counsel.

The Board cautions the Company’s shareholders and others considering trading the Company’s securities that the Board has just received the Proposal and has not had an opportunity to carefully review and evaluate the Proposal or make any decision with respect to the Company’s response to the Proposal. There can be no assurance that any definitive offer will be made, that any definitive agreement will be executed relating to the proposed transaction or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About ReneSola

Founded in 2005, and listed on the New York Stock Exchange in 2008, ReneSola (NYSE: SOL) is an international leading brand and technology provider of energy efficient products. Leveraging its global presence and expansive distribution and sales network, ReneSola is well positioned to provide its highest quality green energy products and on-time services for EPC, installers, and green energy projects around the world. For more information, please visit www.renesola.com.

Safe Harbor Statement

This press release contains statements that constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it “believes,” “plans,” “expects” or “anticipates” will occur, what “will” or “could” happen, and other similar statements), you must remember that the Company’s expectations may not be correct, even though it believes that they are reasonable. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company’s situation may change in the future.

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For investor and media inquiries, please contact:

In China:

ReneSola Ltd

Ms. Rebecca Shen

+86 (21) 6280-9180 x106

ir@renesola.com

The Blueshirt Group Asia

Mr. Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com

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